

Mail Stop 7010

April 3, 2008

XsunX, Inc.
Attention: Tom Djokovich, President
65 Enterprise
Aliso Viejo, CA 92656

Re: XsunX, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 20, 2008
File No. 333-148762

Dear Mr. Djokovich:

We have reviewed your filing and have the following comments.

Selling Stockholders, page 14

1.   We note your response to comment 4 in our letter dated March 14, 2008. Please revise the footnotes to the selling stockholders table in the following respects:

- Please clarify that Fusion holds two warrants, and that together these warrants are exercisable for up to 3,333,332 shares of common stock.

- Please clarify, if true, that you calculated the percentage of outstanding shares beneficially owned by Fusion after the offering by assuming that at that time Fusion would beneficially own only the 3,333,332 shares of common stock underlying its two warrants.

- Please clarify that the warrants contain caps that limit the number of shares of common stock that can be issued pursuant to them and briefly explain how the caps function.

- Please clarify that if, as of the date of the prospectus, Fusion had purchased all of the 33,166,668 shares potentially available under the Purchase Agreement then, as of the date of the prospectus, Fusion would beneficially own 40,000,000 shares, which would constitute approximately 23% of the total number of shares of common stock outstanding as of the date of the prospectus and note that under such circumstances Fusion would be unable to exercise the warrants because of the caps in the warrants.

- Please clarify that without giving effect to the caps in the warrants Fusion would beneficially own 10,166,664 shares, which would constitute approximately 5.86% of the total number of shares outstanding as of the date of the prospectus.

Compensation of Directors, page 64

2.   Please clarify the dates on which incentive stock options were granted to Messrs. Anderson, Fundingsland and Russak.

Note 7- Marketable Production Machine Acquisition, page F-18

3.   We have read your response to comment 18 in our letter dated March 14, 2008 and your updated disclosures; however, it remains unclear to us why the value of your marketable prototype has not change during the first quarter ended December 31, 2007 as you indicate depreciation during the period of testing and pre-sale would commence and had began in mid September 2007. Please revise your disclosures to clearly indicate the cost of the asset, the accumulated depreciation and the salvage value you have assigned to it.

Exhibit 5.1, Opinion re: Legality

4.   Please direct your counsel to revise his legal opinion to remove the assumption concerning whether the company will have sufficient authorized and unissued shares.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melinda Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Matthew Ogurick, Esq. (Via Facsimile 305-358-7095)
        Clayton E. Parker, Esq. (Via Facsimile 305-358-7095)